

June 15, 2023

Jeremiah R. Bickham
Executive Vice President and Chief Financial Officer
Ryan Specialty Holdings, Inc.
Two Prudential Plaza
180 N. Stetson Avenue
Suite 4600
Chicago, IL 60601

> **Re: Ryan Specialty Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed May 5, 2023**
> **File No. 001-40645**

Dear Jeremiah R. Bickham:

     We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 78

1.   In future filings, please revise your Critical Accounting Policies and Estimates section to include quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 27

2.   In future filings, please expand your revenue discussion to provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, specific product, industry class, or other market factors. For example, we note that your current disclosures identify various line item drivers, such as organic growth within Specialties, new business, acquisitions, new products, and inflow of risks from the Admitted market into the E&S market, but do not provide quantification, context, and clarity into the amounts and product areas (*e.g.*, property, casualty, personal lines, etc.) related to these drivers. Refer to Item 303(b)(2)(iii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance